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                        ASPEN INSURANCE HOLDINGS LIMITED

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

                                                                January 13, 2005

RE:               ASPEN INSURANCE HOLDINGS LIMITED
                  REGISTRATION STATEMENT ON FORM F-4

Ladies and Gentlemen:

         Aspen Insurance Holdings Limited (the "Issuer") has filed the above referenced Registration Statement on Form F-4 (the "Registration Statement")
with the Securities and Exchange Commission on January 13, 2005. The
Registration Statement will be used in connection with the exchange of up to
$250,000,000 of the Issuer's 6.00% Senior Notes Due 2014, issued on August 16,
2004 (the "Outstanding Notes") which were issued in a transaction which was exempt from registration under the Securities Act of 1933, as amended (the
"Securities Act") for the Issuer's 6.00% Senior Notes Due 2014 ("Registered
Notes") which are intended to be registered under the Securities Act.

        The Registered Notes are being registered in reliance on Exxon Capital
Holdings Corp. (available May 13, 1988), Morgan Stanley & Co., Inc. (available
June 5, 1991) and Shearman & Sterling (available July 2, 1993).

         The Issuer has not entered into any arrangement or understanding with any person to distribute the Registered Notes and to the best of the Issuer's information and belief, each person participating in the exchange offer is acquiring the Registered Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Registered Notes.

         The Issuer will inform participants in the exchange offer (through the exchange offer prospectus or otherwise) that if the exchange offer is being registered for the purpose of secondary resales, any security holder using the exchange offer to participate in a distribution of the Registered Notes (a)
could not rely on the Exxon Capital Holdings, Corp. line of no-action

                        Aspen Insurance Holdings Limited
                                  Victoria Hall
                               11 Victoria Street
                             Hamilton HM 11, Bermuda
                      Tel: 441-295-8201 * Fax: 441-295-1829
                                  www.aspen.bm

letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

         The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

         The Issuer will inform participants in the exchange offer that any broker-dealer who holds the Outstanding Notes acquired for its own account as a result of market-making or other trading activities and who receives Registered
Notes in the exchange offer for the Outstanding Notes may be a statutory underwriter and must deliver a prospectus meeting the requirements of the
Securities Act in connection with any resale of the Registered Notes.

         The Issuer will require participants to execute an acknowledgement (in the letter of transmittal or similar documentation) that: (a) if it is not a broker-dealer, that it is not engaged in, and does not intend to engage in, a distribution of the Registered Notes and (b) if it is a broker-dealer holding
Outstanding Notes for its own account as a result of market making activities or other trading activities, that it will deliver a prospectus meeting the requirements of the Securities Act (which must contain a plan of distribution with respect to such resale transactions) in connection with resales of
Registered Notes received in the exchange offer, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the
Securities Act.

Very truly yours,

Aspen Insurance Holdings Limited

By: /s/ Julian Cusack
    -----------------
    Julian Cusack
    Chief Financial Officer

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